Exhibit A



VIATEL, Inc.
800 Third Avenue
New York, NY  10022



13 November 1998


Dear Sirs:

          As an inducement to VIATEL Inc. entering into the letter dated today from VIATEL Inc. to the undersigned and Credit Suisse First Boston (a copy of which is attached hereto), the undersigned hereby agrees not to (a) offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, any of his 3,569,666 remaining shares of VIATEL Inc. common stock ("the Shares") owned beneficially by the undersigned or securities convertible or exchangeable into or exercisable for any such shares without the prior written consent of VIATEL Inc., or (b) make an announcement relating thereto. The foregoing shall terminate on August 12, 1999.

Very truly yours,


/s/Martin Varsavsky
-------------------
Martin Varsavsky